EXPENSE LIMITATION AGREEMENT (AMENDED AND RESTATED)

BOYAR VALUE FUND, INC.

EXPENSE LIMITATION AGREEMENT (AMENDED AND RESTATED), effective as of February 5, 2019 (this “Agreement”), by and among Boyar Asset Management, Inc. (the “Adviser”), Ladenburg Thalmann & Co., Inc. (the “Distributor”), and Boyar Value Fund, Inc. (the “Fund”), on behalf of each class of shares of the Fund set forth in Schedule A attached hereto.

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as an open-end management company, incorporated under the laws of the State of Maryland on February 28, 1997;

WHEREAS, the Fund and the Adviser are parties to an Advisory Agreement dated March 10, 1998, as amended (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund, which may be amended from time to time, for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Fund has adopted a Rule 12b-l Plan relating to its Class A shares and the Fund and the Distributor are parties to an Underwriting Agreement, dated February 5, 2019 (the “Underwriting Agreement”), pursuant to which the Distributor engages in marketing and distribution activities on behalf of the Fund, which may be amended from time to time, for compensation;

WHEREAS, the Fund, the Adviser and the Distributor (and an affiliate of the Distributor that previously served as the Fund’s manager) previously voluntarily determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of each class of the Fund at specified levels pursuant to an expense limitation agreement (the “Prior Agreement”); and the Distributor confirms hereby that the Prior Agreement terminated by its terms on December 24, 2018 with respect to its affiliate who previously served as the Fund’s manager with no amounts owing thereby or thereto thereunder or under the terminated management agreement after the date of such termination; and

WHEREAS, the Fund, Adviser and the Distributor desire to amend and restate the Prior Agreement in its entirety on the terms set forth herein; and

WHEREAS, the Fund is prepared to repay the Adviser and the Distributor such waived advisory and Rule 12b-1 fees and reimbursed expenses if the Fund subsequently achieves a sufficient level of assets that lowers its expense ratio.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.                  Expense Limitation.

1.1	Applicable Expense Limit. During the Term (as defined in Section 2), each of the Adviser and the Distributor agrees to waive all or a portion of their respective advisory fee and amounts, if any, payable pursuant to plans adopted in accordance with Rule 12b-l under the Investment Company Act and under the Underwriting Agreement in the amount that the total expenses of every character incurred by the applicable class of shares of the Fund (excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, Underlying or Acquired Fund Fees and Expenses, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business (i.e., litigation)) (“Class Operating Expenses”) exceed the Operating Expense Limit (as defined in Section 1.2 below). During the Term, to the extent that Class Operating Expenses incurred by the applicable class of shares of the Fund in any fiscal year (after waiver of advisory fees of the Adviser and Rule 12b-1 fees and any Underwriting Agreement fees and expenses payable to the Distributor) exceed the Operating Expense Limit, such excess amount (the “Excess Amount”) shall be the liability of the Adviser, and the Adviser shall make payments to the Fund of any and all Excess Amounts. The parties agree that to the extent Class Operating Expenses applicable to a class in any fiscal year do not exceed the Operating Expense Limit, the advisory fee and Rule 12b- l fees and any amounts payable under the Underwriting Agreement shall be payable by the Fund in the following order:

•	first, the Distributor shall be entitled to receive the Rule l 2b-1 fee up to the amount payable under the Fund’s Rule 12b-1 Plan applicable to such class of shares and any amount payable under the Underwriting Agreement; and

•	thereafter, the Adviser shall be entitled to receive the amounts payable under the Advisory Agreement.

1.2	Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to each class of the Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each class of the Fund.

1.3	Reimbursement. The Adviser shall keep a record of the amounts of advisory fees and Rule 12b-1 fees and any amounts payable under the Underwriting Agreement waived and Excess Amounts reimbursed pursuant to Section 1.1 hereof or the Prior Agreement (“Prior Expenses”). Subject to the last sentence of this Section 1.3, if at any future date Class Operating Expenses of a class of shares of the Fund are less than the Operating Expense Limit for such class, the Adviser and the Distributor shall each be entitled to payment by the applicable class of the Fund of the amount of such Prior Expenses, without interest thereon, except to the extent that such payment will cause Class Operating Expenses of such class of the Fund to exceed the Operating Expense Limit for that class. If Class Operating Expenses of a class of the Fund subsequently exceed the Operating Expense Limit for that class, the payment of Prior Expenses shall be suspended. If subsequent payment of Prior Expenses shall be resumed to the extent that Class Operating Expenses do not exceed the Operating Expense Limit, the Operating Expense Limit in Section 1.1 shall (unless previously terminated in accordance with the terms hereof) apply. The Adviser and the Distributor may each seek reimbursement only for Prior Expenses waived or paid by it during the two fiscal years immediately prior to such reimbursement; provided, however, that such Prior Expenses may only be reimbursed hereunder to the extent they were waived or paid after the date of this Agreement or the Prior Agreement. The provisions of this Agreement shall survive the termination of this Agreement to the extent necessary to permit any such reimbursement.

1.4	Limitation of Liability. The obligations and expenses incurred, contracted for or otherwise existing with respect to the Fund shall be enforced against the assets of the Fund or applicable class thereof and not against the assets of any other class. It is understood and expressly stipulated that neither the holders of shares of the Fund nor the directors of the Fund shall be personally liable hereunder.

1.5               Method of Computation. To determine the Adviser’s and the Distributor’s obligations hereunder, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of the Fund exceed the Operating Expense Limit of the Fund, the Adviser and/or the Distributor shall waive or reduce their respective advisory fees and/or Rule 12b-1 fees and Underwriting Agreement amounts for such month by an equal amount, and, if necessary, the Adviser shall remit an amount to the appropriate class or classes of the Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

1.6	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.                 Term; Termination. The term (“Term”) of the Applicable Expense Limit under this Agreement shall begin on the date hereof and end on April 30, 2020. The Term of this Agreement shall be continued from year to year unless either the Adviser or the Distributor agrees not to so continue the Term of this Agreement by giving the Fund not less than 5 days’ prior notice. This Agreement shall terminate automatically with respect to the Fund and to the Distributor upon the termination of the Advisory Agreement or the Rule 12b-1 plan and Underwriting Agreement, respectively. The Fund can terminate this Agreement by giving the other parties not less than 5 days’ prior written notice of termination.

3.	Miscellaneous.

3.1               Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2	Interpretation. Nothing contained herein shall be deemed to require the Fund to take any action contrary to the Fund’s charter or bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund.

3.3               Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory or Rule 12b-1 fee, the computations of net asset value, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, Rule l 2b-l Plan or the Investment Company Act, shall have the same meaning as and be resolved by reference to the Advisory Agreement, the Underwriting Agreement or 12b-1 plan or the Investment Company Act and to interpretations thereof, if any, by the United States courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the Investment Company Act. In addition, if the effect of a requirement of the Investment Company Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order. Otherwise the provisions of this Agreement will be interpreted in accordance with the substantive laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

Boyar Value Fund, Inc.

By: /s/ Sam Singh

Name: Sam Singh

Title: President

Boyar Asset Management, Inc.

By: /s/ Mark Boyar

Name: Mark Boyar

Title: President

Ladenburg Thalmann & Co., Inc.

By: /s/ Phillip Blancato

Name: Phillip Blancato

Title: President

SCHEDULE A

OPERATING EXPENSE LIMITS

This Agreement relates to the following classes of the Boyar Value Fund:

Maximum Operating
Expense Limit

Boyar Value Fund – Class A shares	1.75%